UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

                            THE EXCHANGE TRADED TRUST
               (Exact Name of Registrant as Specified in Charter)

                      250 EAST WISCONSIN AVENUE, SUITE 2000
                           MILWAUKEE, WISCONSIN, 53202
   (Address of Principal Business Office: No. & Street, City, State, Zip Code)

       Registrant's Telephone Number, including Area Code: (414) 978-6400

                                David G. Stoeffel
                                    President
                            The Exchange Traded Trust
                            250 East Wisconsin Avenue
                                   Suite 2000
                           Milwaukee, Wisconsin 53202
                     (Name and Address of Agent for Service)

                                    Copy to:
                            Conrad G. Goodkind, Esq.
                               Quarles & Brady LLP
                            411 East Wisconsin Avenue

                             Check Appropriate Box:
            Registrant is filing a Registration Statement pursuant to
               Section 8(b) of the Investment Company Act of 1940
                   concurrently with the filing of Form N-8A:
                                     YES [X]
                                     NO  [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507.

      Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin on the 31st day of October 2005.

                                     By:     /s/ David G. Stoeffel
                                             ----------------------------
                                     Name:   David G. Stoeffel
                                     Title:  President


Attest:  /s/ S. Charles O'Meara
         -------------------------
Name:    S. Charles O'Meara
Title:   Secretary